Paris, July 31, 2008

Adjusted EPS excluding selected items[1]:

Q2 2008:	€1.34, up 3.9%	up 20.7% in U.S. dollars[2]

H1 2008:	€2.77, up 2.6%	up 18.1% in U.S. dollars[2]

Multaq® submitted in Europe and the United States

In order to give a representation of our underlying economic performance, we present and explain an adjusted1 income statement. We also report adjusted net income and adjusted EPS (excluding selected items) in U.S. dollars2 in order to facilitate comparisons with the majority of major pharmaceutical groups. The 2008 first-half consolidated income statement is provided in Appendix 5. Consolidated net income for the first half of 2008 was €2,335 million, compared with €2,665 million for the first half of 2007.

Solid growth in the second quarter

Net sales: €6,689m, up 5.2% on a comparable basis (down 3.6% on a reported basis)

¡    4.1% growth for the Pharmaceuticals business

¡    Good performance from flagship products

¡    Resilience from the rest of the portfolio: net sales up 0.8%

o  Strong growth in Vaccines (up 17.1% on a comparable basis)

o  Double-digit growth in emerging markets

11.2% growth in operating income – current[1] excluding currency effects

o  Ongoing cost control measures, and further improvement in the ratio of selling and general expenses to net sales (26.7% vs. 27.8%)

Adjusted net income excluding selected items: €1,753m, up 0.7% (up 3.9% per share)

Acquisitions to enlarge our market presence

Competing tender offer for Zentiva Agreement to acquire a nutraceuticals/OTC business in Australia Recommended offer by Sanofi Pasteur for Acambis

Research and Development

Multaq® submitted in Europe and the United States Approval of the Pentacel® pediatric vaccine in the United States at end June

Increase in 2008 Guidance (see page 10)

Barring major adverse events, sanofi-aventis expects 2008 full-year adjusted EPS excluding selected items1 to grow around 8%, calculated at constant 2007 euro/dollar parity (1.371).

Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent movement in the exchange rate.

[1]	See Appendix 1 for a definition of financial indicators, and Appendix 6 for a description of selected items.
[2]	U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period (Q2 2008: 1.562, Q2 2007: 1.348; H1 2008: 1.531, H1 2007: 1.329)

Sanofi-aventis: www.sanofi-aventis.com Media Relations: Tel: +331.5377.4450 E-mail: MR@sanofi-aventis.com Investor Relations: Tel: +331.5377.4545 E-mail: IR@sanofi-aventis.com

2008 second-quarter and first-half net sales

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis [1].

Sanofi-aventis generated second-quarter net sales of €6,689 million, up 5.2%. Exchange rate movements had an unfavorable effect of 6.5 points, of which nearly 75% was due to the U.S. dollar. Changes in Group structure had an unfavorable effect of 2.3 points, which includes the end of commercialization by the Group of Copaxone® in the United States and Canada under the agreements with Teva. On a reported basis, net sales fell by 3.6%.

First-half net sales rose by 2.9% to € 13,626 million. Exchange rate movements had an unfavorable effect of 5.5 points, of which nearly 80% was due to the U.S. dollar. Changes in Group structure had an unfavorable effect of 0.9 of a point. Excluding these effects, net sales fell by 3.5% on a reported basis.

Net sales by business segment – Pharmaceuticals

Second-quarter net sales for the pharmaceuticals business grew 4.1% to reach €6,032 million, supported by the performance of our flagship products and by the resilience of the rest of our portfolio. Net sales of the top 15 products were 5.8% higher at €4,027 million, while net sales of the other products in the portfolio rose by 0.8% to €2,005 million.

First-half net sales for the pharmaceuticals business were up 2.3% at €12,421 million. Net sales of the top 15 products were up 3.7% at €8,349 million. Excluding the impact of the introduction of generics3 of Ambien® IR in the United States and Eloxatin® in Europe, first-half growth for the top 15 products would have reached 9.6%. The other products in the portfolio reported modest first-half decrease of 0.5%, to €4,072 million.

€ million	Q2 2008 net sales	Change on a comparable basis	H1 2008 net sales	Change on a comparable basis
Lovenox®	637	+4.6%	1,354	+12.9%
Plavix®	664	+8.5%	1,326	+13.4%
Lantus®	576	+27.2%	1,133	+28.9%
Taxotere®	503	+14.1%	987	+13.7%
Eloxatin®	326	-5.0%	668	-5.5%
Aprovel®	311	+18.7%	600	+14.9%
Copaxone®	103	+24.1%	420	+19.7%
Stilnox®/Ambien®/Ambien CR®/Myslee®	191	-22.4%	401	-50.1%
Allegra®	171	-5.0%	375	+1.6%
Tritace®	137	-17.0%	275	-27.1%
Amaryl®	95	-5.0%	187	-2.6%
Xatral®	85	+7.6%	168	+6.3%
Depakine®	81	+3.8%	163	+7.2%
Actonel®	87	+8.7%	162	+3.8%
Nasacort®	60	-22.1%	130	-12.8%
TOP 15	4,027	+5.8%	8,349	+3.7%
Rest of the portfolio	2,005	+0.8%	4,072	-0.5%
Total Pharmaceuticals	6,032	+4.1%	12,421	+2.3%

See Appendix 2 for a geographical split of consolidated net sales by product (top 15).

3 Excluding net sales of Ambien® IR in the United States in Q1 2007 and Q1 2008, and of Eloxatin® in Europe in H1 2007 and H1 2008

Comments by product

Lovenox®, the leading low molecular weight heparin on the market, reported moderate growth in net sales in the second quarter.

In the United States, following a surge in sales in the a first quarter (due partly to wholesalers buying buffer stocks in response to the withdrawal of some unfractionated heparins), net sales of Lovenox® rose by a more modest 6.5% in the second quarter to €379 million.

In Europe, we were unable to fully meet demand for the product in the second quarter due to the withdrawal of some batches in which low levels of impurities were detected. Shipments are expected to return to normal levels in the third quarter.

The impact of heparin short supply neutralized over H1 2008 period, Lovenox sales were up 12.9% at €1 354 million.

Net sales of Lantus®, the world’s leading insulin brand, rose by 27.2% in the second quarter to €576 million. In the United States, the product reported growth of 26.2% to €328 million, boosted by LantusSoloSTAR®.

The results of the TULIP study, presented to the American Diabetes Association (ADA) in June, confirmed the importance of promptly initiating insulin treatment when patients with type 2 diabetes are unable to achieve recommended glycemic targets with diet, exercise and oral diabetes medications alone. In this study, 66% of patients who began treatment with Lantus® achieved A1C of <7%, the ADA’s recommended target for glycemic control, while only 38% of patients from the lifestyle management arm were able to achieve the recommended target levels.

Taxotere® again achieved double-digit growth in the second quarter, across all three geographical regions. In the United States, net sales were up 15.7% at €177 million, boosted by use of the product in adjuvant breast cancer treatment. In May, sanofi-aventis and GEICAM (the Spanish breast cancer research group) announced that a study of women with high-risk node-negative early stage breast cancer had shown that adjuvant treatment (post surgery) with Taxotere® as part of the TAC regimen (Taxotere®, doxorubicin, cyclophosphamide) was associated with a significant improvement in Disease Free Survival compared to a standard FAC regimen (5-fluorouracil, doxorubicin, cyclophosphamide).

Also in May, the results from the AVADO study presented to the American Society of Clinical Oncology (ASCO) showed the benefits of combining Taxotere® and Avastin® as a first-line treatment for women with HER2 negative metastatic breast cancer.

Ambien CR® posted second-quarter net sales of $153 million in the United States, compared with $190 million for the second quarter of 2007. Net sales of Ambien® IR, which went off patent in the United States on April 20, 2007, totaled $34 million, against $90 million for the comparable period of 2007.

In Japan, sales of Myslee®, which have been consolidated by sanofi-aventis since January 1, 2008, amounted to €35 million for the second quarter (up 15.1%) and €61 million for the first half (up 12.3%).

In June, results from a new study presented at the SLEEP 2008 Annual Meeting of the Associated Professional Sleep Societies (APSS) demonstrated that Ambien CR® 12.5mg provided significant improvement in sleep onset, sleep maintenance and total sleep time over 8 weeks in patients with comorbid insomnia and major depressive disorder who were administered a Selective Serotonin Reuptake Inhibitor (SSRI) for depression.

In the United States, sales of Eloxatin® – the market-leading colorectal cancer treatment as adjuvant and in the metastatic phase – rose by 4.8% to €219 million. In Europe, the ongoing introduction of generic versions of the product again weighed on total net sales, which fell by 5.0% to €326 million. In the Other Countries region, the product recorded strong growth of 29.7%, to €48 million.

In May, the United States Food and Drug Administration (FDA) approved a supplemental new drug application to include six-year overall survival analysis from the MOSAIC trial in the Eloxatin® prescribing information. The trial results showed that after a median follow-up of six years, Stage III colon cancer patients treated with FOLFOX4 (Eloxatin® + 5-FU/LV) had a 20% reduction in the risk of dying compared to those treated with standard chemotherapy alone. The new prescribing information also includes five-year disease free survival data in Stage III colon cancer patients treated following surgery to remove the primary tumor.

Net sales of Acomplia® reached €32 million in the second quarter and € 54 million in the first half. During the second quarter, Acomplia® was launched in Brazil and Italy.

Positive results from ARPEGGIO, the first clinical trial on the administration of rimonabant to patients with type 2 diabetes not adequately controlled with insulin therapy, were presented to the American Diabetes Association (ADA) in June.

Xyzal®, a new prescription oral antihistamine launched by sanofi-aventis and UCB in the United States at the start of October 2007, generated net sales of €26 million in the second quarter and €44 million in the first half.

Worldwide presence1 of Plavix® / Iscover®

€ million	Q2 2008	Change on a comparable basis	H1 2008	Change on a comparable basis
Europe	469	+5.9%	930	+5.1%
United States	774	+18.7%	1,552	+30.4%
Other Countries	228	+20.0%	459	+25.8%
TOTAL	1,471	+14.5%	2,941	+20.5%

In the United States, sales of Plavix® (consolidated by Bristol Myers Squibb – BMS) totaled $1,208 million in the second quarter of 2008, compared with $1,019 million in the second quarter of 2007. Over the first half of 2008, sales of the product reached $2,350 million, versus $1,809 million in the first half of 2007 when the product was still affected by the avaibility of a generic version, mainly at the start of the period.

In Europe, second-quarter net sales of Plavix® were up 5.9% at €469 million, though sales are still being adversely affected by Germany.

Sanofi-aventis became aware on May 28, 2008, that the German federal drug agency (BfArM) had reviewed and approved three applications for marketing approval relating to clopidogrel besylate in Germany, ahead of the expiry date of the data exclusivity period for clopidogrel in the European Union (July 15, 2008). The applications relate to a different pharmaceutical salt of clopidogrel from the one used in Plavix®, and the approvals granted cover only some of the indications of Plavix®. Sanofi-aventis believes that these applications – which rely on data from sanofi-aventis and Bristol-Myers Squibb, who developed Plavix®/Iscover® (clopidogrel bisulfate) – should not have been accepted by a regulatory body within the European Union before this date. Starting in May 2008, sanofi-aventis therefore instigated a number of civil, administrative and regulatory actions, which initially led to the suspension of the marketing authorizations pending further review by the BfArM. On July 29, 2008, the German administrative court in Cologne ordered the immediate enforcement of two of these marketing authorizations, ending their suspension. Sanofi-aventis and BMS are appealing.

In the rest of the world, Plavix® recorded growth of 20% in the quarter and 25.8% in the first half, strengthened by its performance in Japan: second-quarter net sales reached €43 million (Q2 2007: €12 million), and first-half sales were €70 million (H1 2007: €16 million).

1 See Appendix 1 for a definition of financial indicators.

Worldwide presence1 of Aprovel®/ Avapro®/ Karvea®

€ million	Q2 2008	Change on a comparable basis	H1 2008	Change on a comparable basis
Europe	255	+10.9%	500	+9.6%
United States	117	+7.3%	236	+7.8%
Other Countries	127	+32.3%	235	+27.7%
TOTAL	499	+14.7%	971	+13.0%

Second-quarter worldwide sales of Aprovel®/Avapro®/Karvea® were up 14.7% at €499 million. Over the first half, sales of the product were up 13.0% at €971 million.

1 See Appendix 1 for a definition of financial indicators.

Net sales by business segment – Human Vaccines

Second-quarter consolidated net sales for the Human Vaccines business rose by 17.1% to €657 million.

Net sales of influenza vaccines increased 78.2% in the quarter to € 155 million, driven by the fulfillment of a new H5N1 vaccine contract with the U.S. Department of Health and Human Services for $192.5 million (compared with $113 million in the second quarter of 2007).

Adult booster vaccines also achieved strong growth, of 18.1%, due primarily to the performance of AdacelTM (adult and adolescent tetanus-diphtheria-pertussis booster), which increased 33.2% in the quarter to €59 million.

Net sales of Menactra® rose by 1.9% in the second quarter to €92 million. Sales were impacted by the timing of public sector orders that are expected to occur in the third quarter.

Pentacel®, the first 5-in-1 pediatric combination vaccine to protect against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b, was approved in the United States at the end June and launched at the start of July. This new vaccine is expected to strengthen Sanofi Pasteur’s position in the pediatric segment of the U.S. market.

First-half consolidated net sales for the Human Vaccines business were up 10.1% at €1,205 million.

€ million	Q2 2008 net sales	Change on a comparable basis	H1 2008 net sales	Change on a comparable basis
Influenza Vaccines*	155	+78.2%	200	+38.9%
Polio/Pertussis/Hib Vaccines	187	+5.1%	355	+1.1%
Meningitis/Pneumonia Vaccines	109	+4.8%	225	+22.3%
Adult Booster Vaccines	98	+18.1%	200	+1.5%
Travel & Other Endemics Vaccines	78	0.0%	157	+1.3%
Other Vaccines	30	-3.2%	68	+7.9%
TOTAL	657	+17.1%	1,205	+10.1%

*seasonal and pandemic influenza vaccines

Second-quarter sales at Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, rose by 39.4% on a reported basis to €274 million, boosted by the performance of Gardasil®, the first vaccine against papillomavirus infections (which cause cervical cancer). Net sales of Gardasil® were €149 million, compared with €58 million in the second quarter of 2007.

First-half sales for Sanofi Pasteur MSD were up 60.1% on a reported basis at €552 million.

In June, Sanofi Pasteur inaugurated a new vaccine production facility at Val de Reuil, France. This new facility, which cost approximately €100 million, uses the very latest technology to produce vaccines to the highest quality standards. The facility is due to be operational by the end of 2008 once it is certified by the healthcare authorities, and has been designed to fill 200 million syringes and vials per year, doubling the site’s existing capacity.

Net sales by geographic region

€ million	Q2 2008 net sales	Change on a comparable basis	H1 2008 net sales	Change on a comparable basis
Europe	3,045	+1.0%	6,132	+0.1%
United States	1,979	+6.6%	4,149	+1.5%
Other Countries	1,665	+12.0%	3,345	+10.6%
TOTAL	6,689	5.2%	13,626	2.9%

In Europe, after a slight decrease in the first quarter, sales rose by 1.0% in the second quarter, largely because the rate of decline in German sales slowed. Overall, first-half net sales rose by 0.1%. The impact of Eloxatin® generics pared approximately 1.4% off growth for the period.

In the United States, sales rose by 6.6% in the second quarter, boosted by dynamic performances from Lantus (up 26.2%), Taxotere (up 15.7%), and vaccines (up 23.2%). Over the first half, net sales rose by 1.5%. Excluding the impact of generics of Ambien® IR4, first-half sales growth would have reached 10.7%.

Net sales in the Other Countries region rose by 12.0% in the second quarter and by 10.6% in the first half.

4 Excluding net sales of Ambien® IR in the United States in the first quarter of 2007 and 2008

Adjusted consolidated income statement

Second quarter of 2008

In the second quarter of 2008, sanofi-aventis generated net sales of €6,689 million, down 3.6% on a reported basis (up 5.2% on a comparable basis).

Gross profit was €5,249 million. Other revenues were affected by the fall in the U.S. dollar, and slipped by 1.7%. The ratio of cost of sales to net sales was 25.8%, an improvement of 0.7 of a point, reflecting the favorable effect of the end of commercialization by sanofi-aventis of Copaxone® in North America.

Research and development expenses fell by 0.9%, but rose by 3.4% after excluding exchange rate effects.

Selling and general expenses fell by 7.4% (or by 1.9% excluding exchange rate effects) to €1,789 million. Our ongoing cost control measures led to a further marked improvement in the ratio of selling and general expenses to net sales, from 27.8% for the second quarter of 2007 to 26.7% for the second quarter of 2008.

Other current operating income, net of expenses totaled €74 million, against €5 million in the comparable period of 2007. The 2008 figure includes the payment by Teva of a fee calculated in proportion to North American sales of Copaxone®.

Operating income – current1 was 3.1% higher at €2,402 million. Excluding the effect of exchange rates, growth would have reached 14.1%. After stripping out the €61 million expense recognized in 2007 (as a selected item) for the harmonization of the Group’s welfare and healthcare plans for retirees, operating income – current1 would have risen by 11.2%.

The 2008 second-quarter financial statements include restructuring costs of €179 million (€126 million after tax, included in selected items) relating mainly to the adaptation of industrial facilities in France and the sales force in Europe.

An impairment loss of € 69 million (€49 million after tax, included in selected items) was recognized in the period. This reflects the discontinuation of the collaboration with Taiho on S-1, and the Data and Safety Monitoring Board (DSMB) recommendation on the TRIST trial evaluating Trovax® in kidney cancer.

Net financial expenses were €33 million, compared with €39 million in the second quarter of 2007, and include a gain of €38 million (€27 million after tax, included in selected items) on the sale of the investment in Millennium. Interest expense on debt was €49 million, compared with €55 million in the second quarter of 2007.

The effective tax rate was 29.6%, compared with 30.7% for the second quarter of 2007.

The share of profits from associates was €217 million, versus €210 million in the second quarter of 2007. The share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance amounted to €145 million, compared with €136 million in the second quarter of 2007, with the rate of growth checked by the weaker dollar.

Minority interests came to €105 million, compared with €99 million in the second quarter of 2007. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€101 million, versus €93 million in the second quarter of 2007).

Adjusted net income came to €1,605 million, down 4.4%, while adjusted earnings per share (adjusted EPS) was €1.23, down 0.8% on the 2007 second-quarter figure (€1.24), based on an average number of shares outstanding of 1,306.5 million for the second quarter of 2008 and of 1,351.9 million for the second quarter of 2007.

Adjusted net income excluding selected items (see Appendix 6) was €1,753 million, 0.7% higher than the 2007 second-quarter figure (€1,740 million), while adjusted EPS excluding selected items was €1.34, 3.9% up on the 2007 second-quarter figure (€1.29).

Expressed in U.S. dollars[2], adjusted net income excluding selected items was 16.7% up on the second quarter of 2007, and adjusted EPS excluding selected items was 20.7% up on the second quarter of 2007.

First half of 2008

In the first half of 2008, sanofi-aventis generated net sales of €13,626 million, down 3.5% on a reported basis but up 2.9% on a comparable basis.

Gross profit was €10,581 million. Despite a strong first-half performance by Plavix® in the United States (30.4% comparable-basis growth), royalty income rose by only 4.2% to €570 million due to the sharp fall in the U.S. dollar. The ratio of cost of sales to net sales was roughly stable at 26.5%, as a better product mix and the end of commercialization by sanofi-aventis of Copaxone® in North American in the second quarter almost offset the effect of generic competition for Ambien® IR in the United States in the first quarter.

Research and development expenses were virtually unchanged (down 0.1%) at €2,180 million, but rose by 3.7% after excluding the effect of exchange rates.

Selling and general expenses totaled €3,572 million, a reduction of 6.1% (down 1.3% after excluding the effect of exchange rates), and represented 26.2% of net sales (versus 26.9% in the first half of 2007), reflecting the impact of our selective cost adaptation policy.

Operating income – current1 was 2.5% lower at €4,924 million, but 5.9% higher after excluding exchange rate effects, and represented 36.1% of net sales versus 35.8% in the first half of 2007. After stripping out the €61 million expense recognized in 2007 (as a selected item) for the harmonization of the Group’s welfare and healthcare plans for retirees and excluding exchange rate effect, operating income – current1 would have risen by 4.7%.

The 2008 first-half financial statements include restructuring costs of €207 million (€146 million after tax) relating to the adaptation of industrial facilities in France and the sales force in Europe.

The effective tax rate was 29.6%. In 2007, income tax expense included a net gain of €223 million arising from changes in provisions and the settlement of tax disputes. The 2007 first-half effective tax rate was 30.7%.

The share of profits from associates was €451 million, compared with €369 million in the first half of 2007. The share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance amounted to €291 million (versus €235 million for the first half of 2007).

Minority interests totaled €220 million, compared with €211 million for the first half of 2007. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€212 million, versus €200 million in the first half of 2007).

Adjusted net income was down 8.6% at €3,468 million.

Adjusted earnings per share (adjusted EPS) was €2.64, 6.0% lower than the 2007 first-half figure (€2.81), based on an average number of shares outstanding of 1,313.7 million for the first half of 2008 and 1,351.5 million for the first half of 2007.

2 U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period (Q2 2008: 1.562, Q2 2007: 1.348; H1 2008: 1.531, H1 2007: 1.329)

Adjusted net income excluding selected items (see Appendix 6) was €3,636 million, down 0.4% on the 2007 first-half figure (€3,649 million), while adjusted EPS excluding selected items was €2.77, 2.6% higher than the 2007 first-half figure (€2.70).

Expressed in U.S. dollars[2], adjusted net income excluding selected items was 14.8% higher than for the first half of 2007, and adjusted EPS excluding selected items was 18.1% higher than for the first half of 2007.

The adjusted consolidated income statement is presented in Appendix 4.

Refer to Appendix 1 for a definition of adjusted net income, and Appendix 5 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

Consolidated statement of cash flows and balance sheet as of June 30, 2008

Operating cash flow before changes in working capital for the first half of 2008 was €3,932 million, compared with €4,209 million for the first half of 2007.

Working capital needs increased by €690 million over the period, against €1,163 million in the first half of 2007.

Investing activities generated a net cash outflow of €692 million, versus €584 million in the first half of 2007. The product acquisitions (€104 million) were mainly related to Myslee®. The sale in May 2008 of the investment in Millennium Pharmaceuticals, Inc. generated a cash inflow of €71 million, net of tax.

After the dividend payout of €2,706 million (€2,371 million in the first half of 2007) and the acquisition of treasury shares for €1,225 million, net debt increased by €1,363 million in the first half of 2008.

Net debt stood at €5,593 million as of June 30, 2008, compared with €4,230 million as of December 31, 2007 and at the same level as of June 30, 2007

Gearing was 13.5% as of June 30, 2008, compared with 9.5% as of December 31, 2007.

Increase in 2008 Guidance5

Barring major adverse events, sanofi-aventis expects 2008 full-year adjusted EPS excluding selected items1 to grow around 8%, calculated at constant 2007 euro/dollar parity (1.371).

Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent movement in the exchange rate.

1 See Appendix 1 for a definition of financial indicators, and Appendix 6 for a description of selected items.

2 U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period (Q2 2008: 1.562, Q2 2007: 1.348; H1 2008: 1.531, H1 2007: 1.329)

5 Compared with adjusted EPS excluding selected items of €5.17 for 2007

Research and Development

The R&D results highlights of the second quarter of 2008 include the exceptional results of the ATHENA trial, evaluating the efficacy of Multaq® on morbidity/mortality of patients with atrial fibrillation. Registration dossier was submitted to the healthcare authorities in Europe and the United States at the end of June, reflecting the commitment and responsiveness of the teams behind this project.

Our ongoing portfolio rationalization program, designed to target resources on the most promising projects, led to the discontinuation during the quarter of some projects judged to have an inadequate risk/benefit profile.

The main advances in our portfolio during the quarter are described below:

Cardiovascular/Thrombosis

Multaq®: The results of the ATHENA morbidity/mortality trial were presented at the 29th Annual Scientific Sessions of the American Heart Rhythm Society (HRS) in San Francisco. The results showed that Multaq® significantly reduced the risk of cardiovascular hospitalization or death by 24% (p = 2.10-8) in patients with atrial fibrillation or atrial flutter, thereby meeting the trial’s primary endpoint.

For the first time in twenty years of pharmaceutical research in atrial fibrillation, a treatment has shown a significant decrease in the risk of cardiovascular death by 30% (p = 0.03) on top of standard therapy, including rate control and antithrombotic drugs. Multaq® also significantly decreased the risk of arrhythmic death by 45% (p=0.01). First cardiovascular hospitalization was reduced by 25% (p = 9.10-9) versus the placebo group.

Registration dossier for Multaq® was submitted at the end of June in Europe and in the United States.

Idrabiotaparinux (biotinylated idraparinux) is a long-acting selective neutralizable factor Xa coagulation inhibitor, administered by weekly subcutaneous injection.

The results of the EQUINOX bioequipotency study show that idrabiotaparinux has a similar pharmacodynamic profile to idraparinux, as well as an efficacy and safety profile in line with those obtained with idraparinux in the Van Gogh study (which evaluated idraparinux in the treatment of deep vein thrombosis). In addition, after 6 months of treatment, neutralization of the anti-Xa effect of idrabiotaparinux by avidin is obtained very rapidly with no rebound effect.

Enrolment to two large-scale phase III trials is ongoing. More than half of the 3,200 patients for the CASSIOPEA pulmonary embolism trial have been recruited to date. Enrolment of patients to the BOREALIS-AF trial is on track. This trial is designed to assess the efficacy of biotinylated idraparinux versus anti-vitamin K in the prevention of stroke and systemic embolism in patients with atrial fibrillation. Filing for approval in this indication is scheduled for 2011.

AVE5026 is a powerful anti-coagulant (ultra low weight molecular heparin) with pharmacodynamic properties that go beyond anti-Xa factor activity. Because of its subcutaneous mode of administration, it is not associated with differences in bioavailability.

Enrolment to the 7 trials in the phase III program, which will include over 10,000 patients, is under way.

Filing for approval in the first set of indications (prevention of venous thromboembolic events in patients requiring hip or knee replacement, or undergoing hip fracture surgery or abdominal surgery, or receiving chemotherapy) is scheduled for 2010, followed by a subsequent filing (prevention of thromboembolic events in medical patients) in 2011.

NV1FGF is a highly innovative gene therapy approach. Enrolment to the TAMARIS phase III trial, which will evaluate the product’s efficacy in preventing amputations in patients suffering from critical lower limb ischemia, has started with 120 active centers. Filing for approval in this indication is scheduled for 2010.

It has been decided to discontinue the development of ilepatril (AVE 7688) and SL65.0472.

Oncology

Aflibercept (VEGF Trap) is being developed under an alliance with Regeneron. It has a unique mechanism of action and its properties, when compared with monoclonal antibodies, give it the potential to be an anti-angiogenesis agent with a broader spectrum of activity.

Results from a randomized double-blind study involving 215 women with advanced ovarian cancer treated with a 2 mg/kg or 4 mg/kg dose of aflibercept every two weeks have been presented to the American Society of Clinical Oncology (ASCO).

The study showed clear evidence of a response as measured by RECIST (Response Evaluation Criteria in Solid Tumors) and CA-125. According to the IRC (Independent Review Committee), RECIST response rates were 4.6% in patients receiving the 4 mg/kg dose and 0.9% in those receiving the 2 mg/kg dose. However, the study did not achieve its primary endpoint of demonstrating that patients in either arm of the study achieved an IRC-assessed response of at least 5%.

The CA-125 response, an important marker of tumoral activity in ovarian cancer, was a secondary endpoint of the study. Response rates, defined as at least a 50% reduction in CA-125 antigen levels, were 11.6% in the evaluable patients treated with 4 mg/kg and 11.5% in the evaluable patients treated with 2 mg/kg.

Enrolment to the 4 pivotal phase III studies is on track:

- the VENICE study is evaluating aflibercept as a first-line treatment for hormone refractory prostate cancer (in combination with Taxotere®/prednisone), target patient number 1,240;

- the VELOUR study is evaluating aflibercept as a second-line treatment for colorectal cancer (in combination with the FOLFIRI regime), target patient number 1,200;

- the VITAL study is evaluating aflibercept as a second-line treatment for non small cell lung cancer (in combination with Taxotere®), target patient number 900;

- the VANILLA study is evaluating aflibercept as a first-line treatment for pancreatic cancer (in combination with gemcitabine), target patient number 630.

In addition, a phase II study of aflibercept as a first-line treatment for metastatic colorectal cancer is due to begin in the second half of 2008.

Based on the 1,600 patients already treated, the undesirable side-effects of aflibercept have been consistent with those expected for this class of anti-angiogenesis agents (hypertension, proteinuria). The reported incidence of bowel perforations has been low.

AVE8062 (licensed from Ajinomoto) is an agent that induces rapid destruction of intra-tumoral micro-vessels. Enrolment to a phase III study evaluating AVE8062 as a second-line treatment for advanced sarcoma has begun. Filing in this indication is scheduled for 2011.

In July, the Data Safety Monitoring Board (DSMB) for TRIST study of Trovax® (partnership with Oxford Biomedica) in renal cancer has recommended that patients vaccinations in this study be discontinued.

On July 18, 2008, sanofi-aventis announced the termination of the agreement with Taiho Pharmaceutical for the development and commercialization of S-1.

Central Nervous System

Eplivanserin is a compound in a new class, 5HT2-A antagonists, intended to treat sleep disorders. It improves the quality of sleep by reducing the number and duration of WASO (Wake time After Sleep Onset) events in patients with fragmented sleep patterns, with no residual effects reported to date.

Submissions for the approval of eplivanserin are due to be filed with the authorities in the fourth quarter of 2008.

Saredutant: Results from the MAGENTA study, evaluating the maintenance of the effects of saredutant in the treatment of major depressive disorders, confirmed the product’s good long-term safety profile. However, the MAGENTA study also showed that relapse was not significantly reduced versus placebo when patients who had responded to saredutant after 3 months had their treatment extended to 12 months.

Analysis of all other saredutant short term studies studies revealed a benefit for patients with major depressive disorders based on the HAM-D scale.

The decision on submitting saredutant for regulatory approval will depend on the results of two ongoing trials assessing the product in combination with the selective serotonin reuptake inhibitors (SSRIs) escitalopram and paroxetine, which are due to be completed in the first half of 2009.

Teriflunomide is a potential oral treatment for multiple sclerosis, with a targeted efficacy profile similar to interferons on relapse and progression of disability, but with a better safety. Enrolment of the 1,080 patient population in the TEMSO phase III placebo-controlled trial evaluating teriflunomide as monotherapy is now complete.

It has been decided to discontinue the development of amibegron and SSR 149415 (a V1B receptor antagonist).

Metabolism

AVE0010 is a novel injectable anti-diabetic in the GLP-1 receptor agonist class. Results from the phase IIb study of AVE0010, presented to the American Diabetes Association (ADA), showed that treatment with AVE0010 was well tolerated and significantly improved glycemic control, compared to placebo in type 2 diabetes patients who were unable to achieve adequate control with metformin as monotherapy. The once-daily dose regimen gave a marked dose-response effect, with a reduction in HbA1c comparable with that of a twice-daily regimen. Treatment with AVE0010 was also accompanied by weight loss, a reduction in post-prandial glycemia, and good gastro-intestinal tolerance.

A large phase III programme involving over 3,000 patients began in the second quarter. This programme is evaluating a once-daily injection of AVE0010 on top of the main existing treatments (metformin, sulfonylurea, insulin, pioglitazone), and also includes a comparison with exenatide and a monotherapy study. Submission for approval is scheduled for 2010, but this date may change due to new FDA pre-conditions in this indication. A phase I study evaluating a prolonged release formulation is under way.

Rimonabant: The development program in type 2 diabetes is ongoing.

Results from ARPEGGIO, the first clinical trial on the administration of rimonabant to patients with type 2 diabetes not adequately controlled with insulin therapy, were presented to the American Diabetes Association (ADA) in June. Rimonabant significantly improved HbA1c by 0.89% from the baseline value, and by 0.64% over the control group (p<0.0001). Glucose control was three times more pronounced when rimonabant was added than with insulin treatment and lifestyle advice alone.

Enrolment of the 17,000 patient population to the CRESCENDO morbidity-mortality trial is now complete, and the results are expected in 2011.

AVE5530 is a cholesterol absorption inhibitor. Results from phase IIb trials showed a significant reduction in LDL at different doses, confirming the potential benefits of this product. Its mode of action, with limited systemic absorption relative to competing products, gives it a potential to avoid drug interaction with good tolerance. AVE5530 has the potential to be used as monotherapy or in combination with statins. A phase III program comprising four trials has started. Submission for approval is scheduled for the second half of 2010, both as monotherapy and in fixed combination with a statin.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Recent Events

May 14, 2008

Shareholders’ Annual General Meeting:

- Distribution of a net dividend of €2.07 per share (up 18.3%)

- Approval of the appointment of thirteen directors on the expiry of the mandates of existing Board members at the end of the AGM

Board meeting following the AGM:

- Reappointment of the Chairman of the Board of Directors for a two-year term

- Authorization for the company to repurchase its own shares up to a maximum of €3bn, valid until the next AGM

May 15, 2008	Announcement that the U.S. Court of Appeals for the Federal Circuit had affirmed the decision by the U.S. District Court in the sanofi-aventis Lovenox® patent infringement suit against Amphastar and Teva.
May 15, 2008	Announcement of very positive results from the ATHENA trial, showing that Multaq® significantly reduces the risk of cardiovascular hospitalization or death by 24% in patients with atrial fibrillation or atrial flutter.
May 21, 2008	Release of an updated clinical development program for aflibercept, including results from a Phase II trial in advanced ovarian cancer.
May 27, 2008	Announcement that in women with high-risk node-negative early stage breast cancer (GEICAM 9805/Target-0 study), adjuvant treatment based on Taxotere® was associated with a significant improvement in disease free survival compared to a standard regimen.
May 28, 2008	Announcement that the FDA had approved a supplemental new drug application to include six-year overall survival analysis from the MOSAIC trial in the Eloxatin® prescribing information.
May 28, 2008	Statement by sanofi-aventis on third-party clopidogrel registration applications in Germany.
June 2, 2008	Announcement by sanofi-aventis and Oxford Biomedica of encouraging results from phase II trials of Trovax® in metastatic kidney cancer.
June 7, 2008	Release at the ADA of a study demonstrating the efficacy of Apidra® in the treatment of children and adolescents with type 1 diabetes.
June 7, 2008	Presentation to the ADA of results of a dose research study on the novel injectable anti-diabetic AVE0010, a GLP-1 receptor agonist.
June 7, 2008	Presentation to the ADA of results from the TULIP study, confirming the importance of promptly initiating insulin treatment when patients with type 2 diabetes are unable to achieve recommended glycemic targets with diet, exercise and oral diabetes medications alone.
June 10, 2008	Announcement of results from a new study demonstrating that Ambien CR® relieves insomnia and improves next-day functioning in patients with associated major depressive disorders.
June 10, 2008	Presentation to the ADA of a 5-year safety study examining the effect of Lantus® on the progression of retinopathy in patients with type 2 diabetes.
June 10, 2008	Presentation to the ADA of results from ARPEGGIO, the first clinical trial on the administration of rimonabant to patients with type 2 diabetes not adequately controlled with insulin therapy.

June 16, 2008	Announcement of commitment by sanofi-aventis to donate 60 million doses of H5N1 vaccine to the World Health Organization over 3 years for the establishment of an H5N1 vaccine global stockpile.
June 18, 2008	Announcement by sanofi-aventis of its intention to make a competing bid of CSK1,050 per share for Zentiva.
June 23, 2008	Announcement that the FDA had approved Pentacel®, sanofi pasteur’s new pediatric combination vaccine.
June 25, 2008	Inauguration of a state-of-the-art vaccine production facility in France.
July 11, 2008	Announcement by Oxford Biomedica that the DSMB for the TRIST study had recommended discontinuing the vaccination of patients taking part in the study with Trovax®.
July 11, 2008	Opening of the tender offer for Zentiva.
July 17, 2008	Announcement of the signature of a 3-year collaboration agreement with the Division of Allergy and Clinical Immunology of the Johns Hopkins University School of Medicine, Baltimore, USA.
July 18, 2008	Announcement of the termination of the agreement with Taiho Pharmaceutical on the development and commercialization of S-1.
July 21, 2008	Announcement of the signature of an agreement with Primary Health Care to acquire Symbion Consumer, its Australian nutraceuticals and OTC business.
July 21, 2008	Two Regimens Including Lantus® and Apidra® resulted in Significant Reductions in A1c in Patients with Type 2 Diabetes, Whatever the Algorithm Used
July 22, 2008	Announcement of the approval by European Commission of Apidra® for Treatment of Children & Adolescents with Diabetes
July 25, 2008	Announcement of a recommended offer for Acambis plc
July 29, 2008	Two decisions of the German administrative court in Cologne to order immediate enforcement of German marketing authorizations held by Yes and by a subsidiary of Ratiopharm for their clopidogrel besylate products

Financial Timetable

October 31, 2008	2008 third-quarter net sales and results

Appendices

List of Appendices

Appendix 1:	Explanatory Notes/Financial Indicators

Appendix 2:	2008 second-quarter and first-half consolidated net sales by product (Top 15)

Appendix 3:	2008 second-quarter, first-quarter and first-half net sales by product

Appendix 4:	2008 second-quarter and first-half adjusted consolidated income statements

Appendix 5:	2008 second-quarter and first-half reconciliations of the consolidated income statement to the adjusted consolidated income statement

Appendix 6:	Trends in selected items in the adjusted income statement

Appendix 7:	2008 first-half simplified consolidated statement of cash flows and balance sheet

Appendix 1: Explanatory Notes/Financial Indicators

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2007 second-quarter net sales to 2007 second-quarter comparable net sales, and of 2007 first-half net sales to 2007 first-half comparable net sales:

€ million	Q2 2007
Q2 2007 net sales	6,939
Impact of changes in Group structure	(142)
Impact of exchange rates	(439)
Q2 2007 comparable net sales	6,358

€ million	H1 2007
H1 2007 net sales	14,116
Impact of changes in Group structure	(114)
Impact of exchange rates	(763)
H1 2007 comparable net sales	13,239

Worldwide presence of a product

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

charges arising from the remeasurement of inventories at fair value, net of tax amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

any impairment of goodwill.

We also exclude from adjusted net income any integration and restructuring costs (net of tax) that are specific to the acquisition of Aventis by sanofi-aventis.

€ million	Q2 2008 Consolidated financial statements (unaudited)	Q2 2008 Adjusted consolidated financial statements (unaudited)	H1 2008 Consolidated financial statements	H1 2008 Adjusted consolidated financial statements
Net sales	6,689	6,689	13,626	13,626
Net income (after minority interests)	1,010	1,605	2,335	3,468
Basic EPS	0.77	1.23	1.78	2.64

Appendix 2: 2008 second-quarter and first-half consolidated net sales by product (Top 15)

Q2 2008 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Lovenox®	192	+2.1%	379	+6.5%	66	+1.5%
Plavix®	444	+5.2%	50(6)	-21.9%	170	+34.9%
Lantus®	178	+21.1%	328	+26.2%	70	+52.2%
Taxotere®	224	+10.3%	177	+15.7%	102	+20.0%
Eloxatin®	59	-39.2%	219	+4.8%	48	+29.7%
Aprovel®	229	+10.6%	-	-	82	+49.1%
Copaxone®	93	+16.3%	-	-	10	+233.3%
Stilnox®/Ambien®/Ambien CR®/ Myslee®	22	+4.8%	120	-33.7%	49	+11.4%
Allegra®	14	-22.2%	91	-8.1%	66	+4.8%
Tritace®	94	-23.0%	-	-	43	0.0%
Amaryl®	25	-21.9%	1	-50.0%	69	+4.5%
Xatral®	41	-2.4%	28	+12.0%	16	+33.3%
Depakine®	55	+1.9%	-	-	26	+8.3%
Actonel®	58	+11.5%	-	-	29	+3.6%
Nasacort®	12	-7.7%	43	-24.6%	5	-28.6%

H1 2008 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Lovenox®	407	+8.8%	803	+14.7%	144	+15.2%
Plavix®	884	+5.4%	99(6)	+15.1%	343	+40.6%
Lantus®	346	+18.1%	655	+30.7%	132	+55.3%
Taxotere®	447	+11.8%	348	+14.9%	192	+16.4%
Eloxatin®	125	-39.3%	449	+4.9%	94	+28.8%
Aprovel®	452	+9.2%	-	-	148	+37.0%
Copaxone®	185	+17.1%	210	+19.3%	25	+47.1%
Stilnox®/Ambien®/Ambien CR®/ Myslee®	42	-2.3%	270	-60.1%	89	+6.0%
Allegra®	26	-23.5%	175	-3.3%	174	+13.0%
Tritace®	186	-22.8%	-	-	89	-34.1%
Amaryl®	52	-18.8%	3	-25.0%	132	+6.5%
Xatral®	81	-4.7%	54	+14.9%	33	+26.9%
Depakine®	110	+3.8%	-	-	53	+15.2%
Actonel®	106	+3.9%	-	-	56	+3.7%
Nasacort®	23	-11.5%	95	-13.6%	12	-7.7%

6 Sales of active ingredient to the American joint venture managed by BMS

Appendix 3: 2008 second-quarter, first-quarter and first-half net sales by product

2008 second-quarter net sales by product

€ million	Q2 2008 net sales	Q2 2007 comparable net sales	Q2 2007 reported net sales
Lovenox®	637	609	671
Plavix®	664	612	632
Lantus®	576	453	503
Taxotere®	503	441	474
Eloxatin®	326	343	380
Aprovel®	311	262	272
Copaxone®	103	83	307
Stilnox®/Ambien®/Ambien CR™/Myslee®	191	246	252
Allegra®	171	180	198
Tritace®	137	165	167
Amaryl®	95	100	103
Xatral®	85	79	85
Depakine®	81	78	81
Actonel®	87	80	82
Nasacort®	60	77	87
TOTAL TOP 15	4,027	3,808	4,294
Other Products	2,005	1,989	2,026
TOTAL Pharmaceuticals	6,032	5,797	6,320
Vaccines	657	561	619
TOTAL Net sales	6,689	6,358	6,939

2008 first-quarter net sales by product

€ million	Q1 2008 net sales	Q1 2007 comparable net sales	Q1 2007 reported net sales
Lovenox®	717	590	634
Plavix®	662	557	569
Lantus®	557	426	458
Taxotere®	484	427	449
Eloxatin®	342	364	393
Aprovel®	289	260	264
Copaxone®	317	268	289
Stilnox®/Ambien®/Ambien CR™/Myslee®	210	557	606
Allegra®	204	189	201
Tritace®	138	212	211
Amaryl®	92	92	94
Xatral®	83	79	82
Depakine®	82	74	76
Actonel®	75	76	78
Nasacort®	70	72	79
TOTAL TOP 15	4,322	4,243	4,483
Other Products	2,067	2,105	2,127
TOTAL Pharmaceuticals	6,389	6,348	6,610
Vaccines	548	533	567
TOTAL Net sales	6,937	6,881	7,177

2008 first-half net sales by product

€ million	H1 2008 net sales	H1 2007 comparable net sales	H1 2007 reported net sales
Lovenox®	1,354	1,199	1,305
Plavix®	1,326	1,169	1,201
Lantus®	1,133	879	961
Taxotere®	987	868	923
Eloxatin®	668	707	773
Aprovel®	600	522	536
Copaxone®	420	351	596
Stilnox®/Ambien®/Ambien CR™/Myslee®	401	803	858
Allegra®	375	369	399
Tritace®	275	377	378
Amaryl®	187	192	197
Xatral®	168	158	167
Depakine®	163	152	157
Actonel®	162	156	160
Nasacort®	130	149	166
TOTAL TOP 15	8,349	8,051	8,777
Other Products	4,072	4,094	4,153
TOTAL Pharmaceuticals	12,421	12,145	12,930
Vaccines	1,205	1,094	1,186
TOTAL Net sales	13,626	13,239	14,116

Appendix 4: 2008 second-quarter and first-half adjusted consolidated income statements

2008 second-quarter adjusted consolidated income statement (unaudited)

€ million	Q2 2008 adjusted consolidated income statement	as % of net sales	Q2 2007 adjusted consolidated income statement	as % of net sales	% change
Net sales	6,689	100.0%	6,939	100.0%	-3.6%
Other revenues	286	4.3%	291	4.2%	-1.7%
Cost of sales	(1,726)	(25.8%)	(1,840)	(26.5%)	-6.2%
Gross profit	5,249	78.5%	5,390	77.7%	-2.6%
Research and development expenses	(1,091)	(16.3%)	(1,101)	(15.9%)	-0.9%
Selling and general expenses	(1,789)	(26.7%)	(1,931)	(27.8%)	-7.4%
Other current operating income/expenses	74	-	5	-	-
Amortization of intangibles	(41)	-	(34)	-	-
Operating income – current*	2,402	35.9%	2,329	33.6%	+3.1%
Restructuring costs	(179)	-	(28)	-	-
Impairment of PP&E and intangibles	(69)	-	-	-	-
Gain/loss on disposals, and litigation	-	-	-	-	-
Operating income	2,154	32.2%	2,301	33.2%	-6.4%
Financial expenses	(82)	-	(87)	-	-
Financial income	49	-	48	-	-
Income before tax and associates	2,121	31.7%	2,262	32.6%	-6.2%
Income tax expense	(628)	-	(695)	-	-
Effective tax rate	29.6%	-	30.7%	-	-
Share of profit/loss of associates	217	-	210	-	-
Minority interests	(105)	-	(99)	-	-
Net income (after minority interests)	1,605	24.0%	1,678	24.2%	-4.4%
Average number of shares outstanding (million)	1,306.5		1,351.9
Earnings per share (in euros)	1.23		1.24		-0.8%

  * Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

2008 first-half adjusted consolidated income statement

€ million	H1 2008 adjusted consolidated income statement	as % of net sales	H1 2007 adjusted consolidated income statement	as % of net sales	% change
Net sales	13,626	100.0%	14,116	100.0%	- 3.5%
Other revenues	570	4.2%	547	3.9%	+4.2%
Cost of sales	(3,615)	(26.5%)	(3,704)	(26.3%)	-2.4%
Gross profit	10,581	77.7%	10,959	77.6%	-3.4%
Research and development expenses	(2,180)	(16.0%)	(2,182)	(15.5%)	-0.1%
Selling and general expenses	(3,572)	(26.2%)	(3,804)	(26.9%)	-6.1%
Other current operating income/expenses	178	-	142	-	-
Amortization of intangibles	(83)	-	(67)	-	-
Operating income – current*	4,924	36.1%	5,048	35.8%	-2.5%
Restructuring costs	(207)	-	(50)	-	-
Impairment of PP&E and intangibles	(69)	-	-	-	-
Gain/loss on disposals, and litigation	-	-	-	-	-
Operating income	4,648	34.1%	4,998	35.4%	-7.0%
Financial expenses	(160)	-	(170)	-	-
Financial income	110	-	99	-	-
Income before tax and associates	4,598	33.7%	4,927	34.9%	-6.7%
Income tax expense	(1,361)	-	(1,290)	-	-
Effective tax rate	29.6%	-	26.2%	-	-
Share of profit/loss of associates	451	-	369	-	-
Minority interests	(220)		(211)	-	-
Net income (after minority interests)	3,468	25.5%	3,795	26.9%	-8.6%
Average number of shares outstanding (million)	1,313.7		1,351.5
Earnings per share (in euros)	2.64		2.81		-6.0%

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

Appendix 5: 2008 second-quarter and first-half reconciliations of the consolidated income statement to the adjusted consolidated income statement

2008 second-quarter reconciliation of the consolidated income statement to the adjusted consolidated income statement (unaudited)

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €595 million net of deferred taxes (with no cash impact for the Group).

€ million	Q2 2008 Consolidated	Adjustments	Q2 2008 Adjusted consolidated
Net sales	6,689		6,689
Other revenues	286		286
Cost of sales	(1,726)		(1,726)
Gross profit	5,249		5,249
Research and development expenses	(1,091)		(1,091)
Selling and general expenses	(1,789)		(1,789)
Other current operating income/expenses	74		74
Amortization of intangibles	(848)	807(a)	(41)
Operating income – current*	1,595	807	2,402
Restructuring costs	(179)		(179)
Impairment of PP&E and intangibles	(126)	57(b)	(69)
Gain/loss on disposals, and litigation	-		-
Operating income	1,290	864	2,154
Financial expenses	(82)		(82)
Financial income	49		49
Income before tax and associates	1,257	864	2,121
Income tax expense	(339)	(289)(c)	(628)
Share of profit/loss of associates	197	20(d)	217
Minority interests	(105)		(105)
Net income (after minority interests)	1,010	595	1,605
Average number of shares outstanding (million)	1,306.5		1,306.5
Earnings per share (in euros)	0.77	0.46	1.23

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2008 second-quarter consolidated income statement are:

a)	An amortization charge of €807 million against intangible assets. This adjustment has no cash impact on the Group.

b)	An impairment loss of €57 million, arising from the discontinuation of ilepatril. This adjustment has no cash impact on the Group.

c)	Deferred taxes of €289 million, generated by the €807 million amortization charge and the €57 million impairment loss.

d)	In “Share of profits/losses of associates”, a reversal of €20 million relating to the amortization of intangible assets, net of tax. This adjustment has no cash impact on the Group.

2008 first-half reconciliation of the consolidated income statement to the adjusted consolidated income statement

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €1,133 million net of deferred taxes (with no cash impact for the Group).

€ million	H1 2008 Consolidated	Adjustments	H1 2008 Adjusted consolidated
Net sales	13,626		13,626
Other revenues	570		570
Cost of sales	(3,615)		(3,615)
Gross profit	10,581		10,581
Research and development expenses	(2,180)		(2,180)
Selling and general expenses	(3,572)		(3,572)
Other current operating income/expenses	178		178
Amortization of intangibles	(1,709)	1,626(a)	(83)
Operating income – current*	3,298	1,626	4,924
Restructuring costs	(207)		(207)
Impairment of PP&E and intangibles	(126)	57(b)	(69)
Gain/loss on disposals, and litigation	-		-
Operating income	2,965	1,683	4,648
Financial expenses	(160)		(160)
Financial income	110		110
Income before tax and associates	2,915	1,683	4,598
Income tax expense	(771)	(590)(c)	(1,361)
Share of profit/loss of associates	411	40(d)	451
Minority interests	(220)		(220)
Net income (after minority interests)	2,335	1,133	3,468
Average number of shares outstanding (million)	1,313.7		1,313.7
Earnings per share (in euros)	1.78	0.86	2.64

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2008 first-half consolidated income statement are:

a)	An amortization charge of €1,626 million against intangible assets. This adjustment has no cash impact on the Group.

b)	An impairment loss of €57 million, arising from the discontinuation of ilepatril. This adjustment has no cash impact on the Group.

c)	Deferred taxes of €590 million, generated by the €1,626 million amortization charge and the €57 million impairment loss.

d)	In “Share of profits/losses of associates”, a reversal of €40 million relating to the amortization of intangible assets, net of tax. This adjustment has no cash impact on the Group.

Appendix 6: Trends in selected items in the adjusted income statement, net of tax

€ million	Q2 2008	Q2 2007	H1 2008	H1 2007
Restructuring costs	(126)	(20)	(146)	(35)
Impairment of PP&E and intangibles	(49)[1]	-	(49)	-
Gain/loss on disposals	27	-	27	-
Provisions for financial instruments, litigation, tax inspections & other items	-	(42)[2]	-	181[3]
TOTAL net of tax	(148)	(62)	(168)	146

1 Includes impairment losses for S-1 and Trovax

2 Harmonization of welfare and healthcare plans for retirees: €42 million

3 Tax risks/settlement of tax disputes: €223 million

Appendix 7: Simplified consolidated statement of cash flows and balance sheet

Simplified consolidated statement of cash flows

€ million	H1 2008	H1 2007
Adjusted net income	3,468	3,795
Depreciation, amortization and impairment of property, plant & equipment and intangibles	592	518
Net gain/loss on disposals of non-current assets, net of tax	(33)	(37)
Other items and impact of restructuring costs, net of tax	(95)	(67)
Operating cash flow before changes in working capital	3,932	4,209
Changes in working capital	(690)	(1,163)
Net cash provided by operating activities	3,242	3,046
Acquisitions of property, plant & equipment and intangibles	(796)	(694)
Acquisitions of investments, net of cash acquired	(2)	(199)
Proceeds from disposals of property, plant and equipment and intangibles (net of tax), and other items	106	309
Net cash used in investing activities	(692)	(584)
Issuance of sanofi-aventis shares	17	104
Proceeds from sale of own shares on exercise of stock options	4	17
Repurchase of own shares	(1,225)	-
Dividends	(2,706)	(2,371)
Other items	(3)	-
Change in net debt	(1,363)	212

Simplified consolidated balance sheet

€ million
ASSETS	30/06/08	31/12/07	LIABILITIES & EQUITY	30/06/08	31/12/07
Property, plant and equipment	6,548	6,538	Equity attributable to equity-holders of the company	41,351	44,542

Intangible assets (including goodwill)	43,271	46,381	Minority interests	119	177

Non-current financial assets, investments in associates and deferred taxes	5,777	6,442	Total shareholders’ equity	41,470	44,719

			Long-term debt	4,280	3,734

Non-current assets	55,596	59,361	Provisions and other non-current liabilities	6,683	6,857

			Deferred tax liabilities	6,115	6,935

Inventories, accounts receivable and current financial assets	10,966	10,842	Non-current liabilities	17,078	17,526

Cash and cash equivalents	946	1,711	Accounts payable and other current liabilities	6,701	7,462

			Short-term debt	2,259	2,207

Current assets	11,912	12,553	Current liabilities	8,960	9,669

Total ASSETS	67,508	71,914	Total LIABILITIES & EQUITY	67,508	71,914